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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  ECOMAT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   27889C 10 2
                                 (CUSIP Number)

                                Astrid Hindemith
c/o Hans Kaeser, Esq., Whitman Breed Abbott & Morgan LLP, 200 Park Avenue, New York, New York 10166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS' 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         The Exhibit Index is on Page 6

                               Page 1 of 11 Pages




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
                                                        SCHEDULE 13D
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CUSIP NO.         27889C 10 2                                                            PAGE      2       OF 11 PAGES
                                                                                              ------------
--------------------------------------------------------------                         -------------------------------------------
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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PALATIN AG

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) |_|
                                                                                                                         (b) |_|
             N/A

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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS

             WC (See Items 4 and 5)

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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

             N/A
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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

             SWITZERLAND

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        NUMBER OF                7       SOLE VOTING POWER

          SHARES                           2,400,000

       BENEFICIALLY          -----------------------------------------------------------------------------------------------------

         OWNED BY                8       SHARED VOTING POWER

           EACH                           -0-

        REPORTING            -----------------------------------------------------------------------------------------------------

          PERSON                 9       SOLE DISPOSITIVE POWER

           WITH                            2,400,000

                             -----------------------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                           -0-

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,400,000

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             |_|

             N/A

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             66.54%

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   14      TYPE OF REPORTING PERSON

             CO

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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is common stock, par value $.0001 per share (the "Common Stock"), of Ecomat, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 147 Palmer Avenue, Mamaroneck, New York 10543-3632.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)      Palatin AG (the"Reporting Person").

                  (b)      Beethovenstrasse 43, Postfach 4913
                           Zurich 8022, Switzerland

                  (c)      Private investment company.

                  (d) During the last five years, neither the Reporting Person nor any of its executive officers and directors (identified below) have been convicted in a criminal proceeding.

                  (e) During the last five years, neither the Reporting Person nor any of its executive officers and directors (identified below) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                  (f) The Reporting Person is a Swiss corporation.

                  Astrid Hindemith ("Hindemith") is the President, sole director and sole shareholder of the Reporting Person. There is no other person required to provide information pursuant to Instruction C of this Statement. Hindemith is a private investor and her principal business address is Beethovenstrasse 43, Postfach 4913, Zurich 8022, Switzerland. Hindemith is a citizen of Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Funds used to acquire the Shares (as defined in Item 4 below) were obtained from the working capital of the Reporting Person. See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

                  On August 31, 1998, the Reporting Person purchased 840,000 shares of Ecomat Common Stock (the "Shares") from Diane Weiser ("Weiser") pursuant to a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit A and incorporated herein by reference. The purchase price for the Shares was $.25 per share, or an aggregate of $210,000.

                  As previously reported, pursuant to a shareholders agreement dated as of January 9, 1998, Weiser had granted to the Reporting Person an irrevocable proxy (the "Irrevocable Proxy") to vote the Weiser Shares and waived all right to vote the Weiser Shares for any purpose, except as otherwise prohibited by Delaware law, a right of first refusal with respect to the Shares.

                               Page 3 of 11 Pages




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                  The Reporting Person has no present intention of effecting any of the actions or transactions contemplated by paragraphs (a) through (j) of
Item 4, except that the Reporting Person is reviewing the Issuer and its business, and following completion of that review, will implement and/or support changes in the management of the Issuer, as well as other measures to improve the business of the Issuer and its profitability.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  After giving effect to the purchase of the Shares as described in Item 4 above, the Reporting Person beneficially owns an aggregate of 2,400,000 shares of Common Stock or approximately 66.54% of the total outstanding shares of Common Stock. The Reporting Person has the sole power to vote and dispose of all of such shares.

                  In accordance with the terms of a convertible promissory note dated September 26, 1996 evidencing a debt in the original principal amount of $1,267,677 bearing interest at 7% per annum (the "Convertible Note"), the Reporting Person has the right to convert all amounts owing with respect to the Convertible Note into shares of Common Stock at a purchase price equal to the book value of the Common Stock on the date of the most recent fiscal quarter of the Issuer prior to conversion. At August 31, 1998, the Issuer owed the Reporting Person an aggregate of $357,873 with respect to the Convertible Note. A copy of the Convertible Note was filed as Exhibit C to the Schedule 13G amended hereby.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The terms of the Stock Purchase Agreement discussed in Item 4 above and filed as Exhibit AG to this Statement are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A Stock Purchase Agreement dated as of August 31, 1998 between
                    Palatin AG and Diane Weiser.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  September 3, 1998

                                                     PALATIN AG

                                                  By: /s/ASTRID HINDEMITH
                                                     ---------------------
                                                     Astrid Hindemith
                                                     President

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                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as.................................'SS'

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                                  EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION                                           PAGE NO.

Exhibit A        Stock Purchase Agreement dated as of August 31,              7
                 1998 by and between Palatin AG and Diane
                      Weiser.

                               Page 6 of 11 Pages




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